whiteclouds

Summer 2018
Investor Presentation Deck
Jerry Ropelato, CEO

The Promise and Potential of 3D Printing…………

Rapid and customized (even personalized) production of a variety of 3D objects and materials delivered cost effectively in both low and high quantities.

Comparatively injection molding and other traditional machining processes deliver……..

- Rapid, low-cost 3D production in large volumes but they are very difficult and costly to customize/personalize especially during the middle of a production run
- And lower quantities/volumes of even exact duplicates are often not cost effective to produce due to the high expense of initial molds, tooling and set-up.

3D Printing’s Evolution Closely Aligns with 2D Printing

But it’s taking about 40 years instead of 1400…….


活字印版

Chinese wood block
7th century



Gutenberg Press
15th century



Adams Power Press
19th century



Heidelberg Press
20th century



HP Indigo
21st century

Rapid, Customized, Variable, Full Color, Cost Effective **2D** Printing

Company Summary

Leading 3DaaS end-to-end platform for personalized products

- Founded 2013 in Ogden, Utah
- Employees: 31
- Category: 3DaaS (Cloud Infrastructure Services)
- Revenue Model: Recurring + Transactional



Revenue Growth over last 4 Quarters

124%

whiteclouds

WhiteClouds Core Competencies

3D Printing

Largest Full-Color 3D printing capacity in the world

20,000+ individual printed products produced each month

Roster of more than 50 Fortune 1000 Customers

Architecture, Medical, Consumer, Industrial, Events, Government

Design and Rendering

World class expertise in creating and optimizing high quality,
production ready digital 3D images, animations and models

Expert and propriety methods for pre and post production and print readiness

Advanced Manufacturing

3D Printing, CNC, Laser Sintering, Wire Cutting, Water Jetting

Diverse materials expertise including plastics, wood, foam, latex, vinyl and metals

The Evolution of Commercial 3D Printing

1st Gen 3D Printing - 2010

Volume
- Singular or very low volume

Purpose
- Aesthetic
- Representative
- Concepts

Size
- Miniature to “Bread Box”

Emerging/ Current Emphasis - 2016-2020

Volume
- Singular to dozens

Purpose
- Functional Prototypes
- Gigs/Templates
- Bridge Manufacturing

Size
- Micro up to 8Ft (LxWxD)

Near Future - 2021+

Volume
- Thousands+

Purpose
- Commercial, Industrial
- Mass Personalization
- Full Life Cycle Manufacturing

Size
- Nano to Massive

$30B+ WW Market by 2023

Materials Evolution – metal, alloys, industrial nylons, ceramics, carbon fiber, textiles

Top Markets – transportation, construction, aerospace, healthcare, consumer goods

Our Opportunity for Growth

WhiteClouds has a market leading position in 3D printed aesthetic models and design based prototypes across a number of industries including:

> Medical, Veterinary, Architectural, Museum/Historical Sites, Industrial Equipment, Consumer/Collectibles, Footwear and Tradeshow/Events

With additional backing we can invest in the technology and marketing that will allow us to extend our market leadership and expertise into 3D printed functional prototypes and larger scale advanced manufacturing

Investment Priorities

Sales and Marketing

- Further scale and develop current markets
- Increase outbound capacity
- New Industry Development
- Partnership Co-marketing
- Events, lead generation

Operational Scale

- Further Automation
- Logistics
- Personnel
- Processes/Standards

Printers and Equipment

- Diversified Materials
  - Industrial Nylons/Plastics
  - Metal/Alloys
  - Carbon Fiber
- Larger Format Printers
- Robotic CNC

WhiteClouds – Advantages

Consistent Revenue Performance

- Repeat business accounts for more than 65% of monthly run rate
- Average of +30 new customers added each month in 2018

Strategic Partnerships

- Consumer – Shapeways, Twindom,
- Medical – TeraRecon, Sectra, Vizua
- Veterinary – BluePearl, PetPartners, Brookfield Zoo
- Apparel/Footware – Wolverine, Walmart, Elan Polo, Deckers
- Events/Tradeshows – Freeman, 2020, Corso

Capacity

- Printers – one of the largest full color 3D printing facilities in the world
- Over 20,000 items printed each month
- 60,000 square foot facility

Expertise

- 2D to 3D conversion and rendering
- Medical imaging segmentation
- Proprietary algorithms & tools optimize print quality while reducing waste & reprints
- Proprietary post processing techniques and coatings enhance colors, visual appeal and durability

Clients Include

Walmart
SONY
Ford
THE UNIVERSITY OF UTAH
NASA
m&m MARS
MATTEL
WOLVERINE
REDKEN
SIEMENS
Allstate
UBER
FREEMAN
CISCO
FedEx
NORTHROP GRUMMAN
AUTODESK
U.S.ARMY
Stanford MEDICINE
Disney
NHL
HALO 5 GUARDIANS
USA BASKETBALL
U.S. AIR FORCE
Adobe
David Geffen School of Medicine UCLA
TARGET
SKULL CANDY
LOCKHEED MARTIN
aramark
DukeHealth
LENNAR

WhiteClouds Team



Jerry Ropelato
CEO



Joey Skinner
COO



Dave Forsberg
CRO



Lesa May
Controller



David Southern
Director of Development



Kelly Root
Lead Designer



Athena Perkins
Lead Designer
Medical



Wayne Ropelato
Production Manager

whiteclouds

Financial Performance



Revenue By Quarter
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$0
124% Revenue Growth
Q3-2017
Q4-2017
Q1-2018
Q2-2018



Gross Profit By Quarter
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$0
184% Gross Profit Growth
53% Gross Margin
55% Gross Margin
63% Gross Margin
67% Gross Margin
Q3-2017
Q4-2017
Q1-2018
Q2-2018

Use **Cases**

Mars Inc. – Veterinary Models

- Mars Inc./Blue Pearl (Fortune #50) leads the Veterinary Industry Worldwide
- Finalizing, 18 month successful Beta. Network wide rollout begins in August 2018
- WhiteClouds is a Strategic Partner with BluePearl providing segmentation and 3D Printed Models for animal pre-op surgical planning. The WhiteClouds solution provides reduced anesthesia time allowing for a far-less risky treatment for pets.
- In 2016, Americans spent $63 billion on their pets. 76% of pet owners would spend any amount necessary to keep pet healthy. WhiteClouds saves both time and money on emergency animal healthcare.



3D Printed Bones – Angular Limb Deformity

3D Printed by whiteclouds



Footwear Design and Production Prototypes

- Working with Wolverine, Deckers, Altra, Salomon, and Innov8 in 3D design and 3D printing of footwear models.
- Significantly reducing footwear product development cycles.

"Footwear is 95% still in the 2D design world. Only a few pioneer companies like Deckers and Wolverine are leading the way into 3D. WhiteClouds, with your offering of 3D Footwear Virtualization Services and 3D Print Services, you are currently the only outsource option. You'll be huge to this industry."

Chris Hillyer, Direction of Innovation, Deckers Brands Footwear


MERRELL


MERRELL

Patient Specific Medical Models for Pre-Operative Planning

- WhiteClouds & TeraRecon have partnered to bring 3D Advanced Visualization (Physical 3D Printed Medical Models) to TeraRecon's existing base of installed medical image viewing software (approximately 4,500 hospitals).



- WhiteClouds and Sectra have partnered to provide 3D Printed Models with their PACS software. They have 6% of the US PACS marketplace.
- WhiteClouds is providing Patent-Pending "Hinge and Slice" Medical Models. Working on two additional patents related to medical models.
- Prints come from segmented CAT Scans and MRI's. 110 Million CAT Scans and MRI's were performed in the US last year.







3D Printed using WhiteClouds Pending Patent: 15/264,102

Microsoft Halo 5 – Personalized Gamer Figurines

- Microsoft Partnership to 3D Print Halo5 figurines.
- Interface built on Microsofts HaloWayPoint for personalized/customized figurine options – Approximately 2 Billion different poses/features.
- Provided plug and play eCommerce back-end
- WhiteClouds providing Patent-Pending "3D Printed Product Customization" software



SPARTAN APPEARANCE
ARMOR
HELMET
VISOR
COLORS
GENDER
3D PRINT
EQUIPPED
HELLCAT MARAUDER
Built of knowledge stolen from enigmatic ruins on a dead world and materials stripped from the vault of a shattered starship, the HELLCAT is both utterly alien and strangely familiar.



HALO 5
GUARDIANS
HALO 5
GUARDIANS
HALO 5
GUARDIANS

3D Printed using WhiteClouds Pending Patent: 14/170,291

whiteclouds

DroneDeploy – Topographical Maps Use Case

- WhiteClouds and DroneDeploy have built API's to provide 3D Printing directly from the DroneDeploy Mapping mobile application
- Provides capabilities to 3D Print topographies and buildings for the construction, mining, and agricultural industries




Redevelopment Proposal 2
2D Map
3D Model
Plant Health
Elevation
Annotation & Measurement


Close
Oil Tanks

3D Printed Topographies

Winterwoods Homes – Architectural Use Case

- Winterwoods, a designer/builder for specialty log homes, wanted a 3D Printed model of every home design in their company – 42 in total
- Models are used to help potential buyers determine the exact look of each home.
- Winterwoods can sell WhiteClouds models to home buyers from their website.


Winterwoods Homes
ABOUT
CUSTOM DESIGN
OUR PLANS
GALLERY
3D MODELS
CONTACT
CART
3D PRINT MODELS
Contact Us With Any Questions About Our 3D Print Models
CONTACT US





3D Printed Architectural Models


766
SUITE 8

whiteclouds

WhiteClouds Headquarters

766 South Depot Drive
Suite 8
Ogden, Utah 84404

Jerry Ropelato
CEO

www.whiteclouds.com